UNITED  STATES
                     SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549


                                 SCHEDULE  14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                             CONUS HOLDINGS,  INC.
                       (Exact  name  of  registrant  as
                   specified  in  its  corporate  charter)



                                  0-30486
                                -------------
                              Commission  File  No.



                        NEVADA                   33-0850619
                       --------                  ----------
              (State of Incorporation)           (IRS Employer
                                               Identification No.)



                   610 Newport Center Drive, Suite 800
                          Newport Beach, CA 92660
                (Address  of  principal  executive  offices)


                              (949)  719-1977
                       (Issuer's  telephone  number)

                            CONUS HOLDINGS, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

    This Information Statement is being delivered on or about August 17, 2001 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of Conus Holdings, Inc., a Nevada corporation (the "Company"), as of August 6, 2001. You are receiving this Information Statement in connection with the possible election of one person designated by the majority of the Company's stockholders to fill all of the seats on the Company's Board of Directors (the "Board").

   On August 6, 2001, M. Richard Cutler, the majority shareholder of the Company entered into a Stock Purchase Agreement (the "Agreement") with BKR Investments, Inc., a Florida corporation which results in a restructuring of the Company's management, Board of Directors, and ownership.

   Pursuant to the terms of the Agreement, Mr. Cutler (the "Seller") sold 600,000 shares of the Company, representing at that time 60% of the outstanding common stock, to BKR Investments, Inc. As consideration for the purchase of the shares, BKR Investments, Inc. paid the sum of $25,000 cash to Seller.

  On August 17, 2001, in accordance with the Agreement, the Board of Directors received a letter of resignation from its sole Board member, Mr. Cutler, which is effective upon the appointment of a new Board of Directors. Pursuant to the Agreement, Mr. Cutler appointed Richard J. Diamond as the sole director of the Company. Mr. Diamond will not take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

Voting  Securities  of  the  Company
------------------------------------

     On August 6, 2001, there were 1,000,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.


Security  Ownership  of  Certain  Beneficial  Owners  and  Management
---------------------------------------------------------------------

The following table sets forth, as of August 17, 2001, certain information with respect to the Company's equity securities owned of record or beneficially by
(i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                                    Name and Address of      Amount and Nature of  Percent of
Title of Class                      Beneficial Owner (1)     Beneficial Ownership  Class (2)
----------------------------------  -----------------------  --------------------  -----------

Common Stock                        Richard J. Diamond, President         180,000        18.0%
                                    Secretary, Treasurer and
                                    Sole Director
                                    4590 44th Street South
                                    St. Petersburg, FL 33711

Common Stock                        BKR Investments, Inc. (3)             600,000        60.0%
                                    21 9th Street South, Suite 201
                                    St. Petersburg, FL 33705

Common Stock                        D. Jerry Diamond (4)                   97,000         9.7%
                                    1517 E. 17th Street, Suite F
                                    Tampa, FL 33605

Common Stock                        Terry M. Haynes                        97,000         9.7%
                                    3414 W. Lykes
                                    Tampa, FL 33609

Common Stock                        All Officers and Directors as a
                                    Group (1 person)                      180,000        18.0%
                                                                       ==========  ===========

  (1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
  (2)   Based upon 1,000,000 shares issued and outstanding.
  (3) BKR Investments, Inc., a Florida corporation wholly owned by Brendon K. Rennert. Mr. Rennert is also the sole officer and director of BKR Investments, Inc.
  (4) D. Jerry Diamond is the father of Richard J. Diamond, the Registrant's sole officer and director.


Changes  in  Control
--------------------

     On August 17, 2001, BKR Investments, Inc., a Florida corporation wholly owned by Brendon K. Rennert ("BKR") acquired 600,000 restricted common shares of Conus Holdings, Inc. from M. Richard Cutler in a private purchase transactions. BKR became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, the Board of Directors of Conus Holdings, Inc. nominated Richard J. Diamond to the
Board of Directors and all former officers and directors resigned. Richard J. Diamond was then named President, Secretary and Treasurer of Conus Holdings, Inc.

     Prior to the sale, the Company had 1,000,000 shares of common stock outstanding.


DIRECTORS  AND  EXECUTIVE  OFFICERS

Legal  Proceedings
------------------

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.


Directors  and  Executive  Officers
-----------------------------------

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

Name . . . . . . . . .  Age  Position(s)
----------------------  ---  --------------------------------------------

Richard J. Diamond. .   44  President, Secretary, Treasurer and Director

Mr. Diamond was elected to the Board of Directors and as President, Secretary and Treasurer of Conus Holdings, Inc. ("Conus") on August 6, 2001. From May, 2001 until present Mr. Diamond serves as Vice President of Apogee Business Consultants, LLC, a Nevada limited liability corporation of which he is a part owner. From 1996 and presently, Mr. Diamond also provides independent financial consulting for public and private companies. From January 1995 until Febuary 2000 Mr. Diamond served as a director and President of Treasure Rockhound
Ranches, Inc., a membership sales organization. From January 1995 until November 1996 Mr. Diamond served as Vice President and subsequently as President of Technology Holdings, Inc., a Florida based holding company. From May 1991 to January 1995, Mr. Diamond served as Vice President of Lintronics Technologies, Inc., an R&D company specializing in medical devices. Mr. Diamond earned a BS Degree from Florida Southern College, with a BS Degree in Financial Management.


Certain  Relationships  and  Related  Transactions
--------------------------------------------------

Not applicable

Compliance  with  Section  16(a)  of  the  Securities  Exchange  Act  of  1934
------------------------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

Executive  Officers  and  Directors
-----------------------------------

     We  currently do not pay any cash salaries to any officers or directors.

Summary  Compensation  Table
----------------------------

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 1999 and 2000. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                   SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
----------------------------------------------------------------------------------------------------------------------------

M. Richard Cutler     2000       -0-               -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)
------------------
                      1999      -0-                -0-      -0-             -0-           -0-          -0-       -0-
                    (12/31)
                    -------

                      1998      -0-                -0-      -0-             -0-           -0-          -0-       -0-
                    (12/31)
                    -------

                                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)


                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------------
M. Richard Cutler                  None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES



                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------
M. Richard Cutler            N/A                    N/A                         None                       N/A





Dated:     August 17,  2001                            By order of the Board of
Directors

                                                       /s/  M. Richard Cutler
                                                       _________________________
                                                       M. Richard Cutler
                                                       President